News Release

CIBC ANNUAL REPORT 2003 AVAILABLE ONLINE

TORONTO, December 22, 2003 — CIBC (NYSE: BCM, TSX: CM) today announced that its 2003 Annual Report will be posted online and available to analysts, investors, media and the general public at www.cibc.com by Tuesday, December 23.

The print version of CIBC’s annual report, and annual meeting proxy materials, will be mailed to CIBC’s security holders in January, 2004.

CIBC is a leading North American financial institution providing financial services to more than nine million customers, including retail and small business banking customers as well as corporate and investment banking customers. CIBC offers a full range of products and services through its comprehensive electronic banking network and at branches and offices across Canada, the United States and around the world. You can find other news releases and information about CIBC in our Press Centre on our corporate website at www.cibc.com.

Analyst inquiries should be directed to Kathryn A. Humber, Senior Vice-President of Investor Relations, at 416-980-3341. Media inquiries should be directed to Emily Pang, Senior Director, Investor and Financial Communications, at 416-980-3512.